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CRANE CO.                                                         NEWS
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                                       Contact:
                                       -------
                                       Pamela Styles
                                       Director, Investor Relations and
                                       Strategic Planning
                                       203-363-7352
                                       www.craneco.com


                      CRANE CO. COMPLETES CASH TENDER OFFER
                FOR COMMON STOCK OF SIGNAL TECHNOLOGY CORPORATION

         STAMFORD, CONNECTICUT - May 23, 2003 - Crane Co. (NYSE:CR) announced today the successful completion of its tender offer for all of the outstanding shares of common stock of Signal Technology Corporation (NASD: STCO), at a price of $13.25 net per share in cash. The offer expired at 12:00 midnight, New York City time, on Thursday, May 22, 2003. According to The Bank of New York, the depositary for the tender offer, as of 12:00 midnight, New York City time, on May 22, 2003, 9,811,208 shares of Signal Technology Corporation's common stock were tendered (including 402,484 shares tendered by notice of guaranteed delivery), representing approximately 94% of the outstanding shares of common stock of Signal Technology Corporation. Crane Co., through its indirect wholly owned subsidiary, STC Merger Co., has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer. Payment for the accepted shares will be made promptly through The Bank of New York.

         All Signal shares remaining outstanding will be acquired for $13.25 per share in a subsequent second-step merger transaction. As a result of the purchase of shares by STC Merger Co. in the tender offer, STC has acquired in excess of 90% of Signal's outstanding shares. Accordingly, the merger will be completed promptly following payment for the shares without a vote of holders of Signal's shares, in accordance with applicable law. As a result of the merger, Signal Technology Corporation will become an indirect wholly owned subsidiary of Crane Co.

         This news release is for informational purposes only. It does not constitute an offer to purchase shares of Signal Technology Corporation or a Solicitation/Recommendation Statement under the rules and regulations of the Securities and Exchange Commission. The tender offer is being made only through the Offer to Purchase and the related Letter of Transmittal of STC Merger Co. Crane Co. has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Signal Technology Corporation has filed a Solicitation/Recommendation Statement on Schedule 14D-9, each of which has been amended. These documents contain important information and stockholders of Signal Technology Corporation are advised to read these documents carefully before making any decision with respect to the tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov.

         Crane Co. is a diversified manufacturer of engineered industrial products. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information about Crane Co., you may visit the company's web site at www.craneco.com.